UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42307

Rantizo

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

27 First Lok Yang Road, Singapore
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Adoption of 2026-2027 Equity Incentive Plan

On October 16, 2026, the Board of Directors (the “Board”) of Rantizo (formerly known as SKK Holdings Limited) (the “Company”) adopted the Rantizo 2026-2027 Equity Incentive Plan (the “Plan”), effective as of the same date.

The purpose of the Plan is to attract and retain key personnel and to provide directors, officers, managers, employees, consultants and advisors of the Company and its affiliates with the opportunity to acquire an equity interest in the Company or receive incentive compensation, thereby aligning their interests with those of the Company’s shareholders.

Pursuant to the Plan, an aggregate of 6,000,000 Class A ordinary shares, par value US$0.0025 per share (the “Ordinary Shares”), have been reserved for issuance, subject to adjustment in accordance with the terms of the Plan. The Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards and performance compensation awards to eligible participants.

The Plan is administered by the Compensation Committee of the Board or such other committee as may be designated by the Board, or by the Board itself, as provided in the Plan. The administrator has the authority to determine the recipients of awards, the number of Ordinary Shares subject to awards, and the terms and conditions of such awards, including applicable vesting and exercise provisions.

The Plan became effective on October 16, 2026, and will expire on the tenth anniversary of its effective date, unless earlier terminated in accordance with its terms. Awards outstanding upon expiration of the Plan will continue to be governed by the terms of the Plan.

The Plan was adopted by the Board without shareholder approval. In connection with the adoption of the Plan, the Company relied on the home-country practice exemption available to foreign private issuers under Nasdaq Listing Rule 5615(a)(3), in lieu of obtaining shareholder approval otherwise required under Nasdaq Listing Rule 5635(c). Under Cayman Islands law, the Company may adopt an equity incentive plan without shareholder approval, subject to its memorandum and articles of association.

The foregoing description of the Plan does not purport to be complete and is qualified in its entirety by reference to the full text of the Plan, which was filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 16, 2026, and is incorporated herein by reference.

Incorporation By Reference

This report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-295547) and Forms S-8 (File Nos. 333-297943 and 333-299497) filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

10.1	Rantizo 2026-2027 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our registration statement on Form S-8 (File No. 333-299497), filed with the SEC October 16, 2026).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rantizo

Date: October 22, 2026	By:	/s/ Sze Koon Kiat
Sze Koon Kiat
Chief Executive Officer